[AvalonBay Communities, Inc. Letterhead]
March 31, 2009
VIA EDGAR & U.S. MAIL
Ms. Linda Van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549
RE:   AvalonBay Communities, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 2, 2009
File No. 001-12672
Dear Ms. Van Doorn:
This letter is submitted on behalf of AvalonBay Communities, Inc. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated March 19, 2009. For your convenience, the Staff’s comment and the response thereto is set forth below.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
Financial Statements and Notes
Note 1 — Organization and Significant Accounting Policies
Principles of Consolidation, page F-8
1.	The disclosure indicates that in cases where the company is the limited partner in a partnership and has the ability to dissolve the partnership or has substantive participating rights, the company consolidates the investments. Although substantive kick-out rights and substantive participation rights held by the limited partners may preclude consolidation by the general partner, who is otherwise assumed to control the partnership, we are not clear why these rights alone held by the minority would give it the right to consolidate the partnership as your policy states. Refer to paragraphs 9 and 10 of EITF 04-5 and clarify your accounting policy accordingly.

Ms. Linda Van Doorn
United States Securities and Exchange Commission
March 30, 2009

Response:

In joint ventures where the Company is the limited partner and holds either substantive kick-out rights and/or substantive participation rights thereby overcoming the presumption of control by the General Partner, precluding the General Partner from consolidating the entity, as discussed in EITF 04-5, the Company looks to the guidance in other authoritative literature including SOP 78-9, APB No. 18, and EITF Topic D-46, to determine the proper accounting to apply to the Company’s investment. To clarify the disclosure of the Company’s accounting practice, the Company proposes the following revisions to the second paragraph of our disclosure under Principles of Consolidation. The revised portion of the disclosure has been underlined to facilitate your review:

The Company assesses consolidation of variable interest entities under the guidance of FIN 46(R). The Company accounts for joint venture entities and subsidiary partnerships, including those structured as DownREITs, that are not variable interest entities, in accordance with Emerging Issues Task Force (“EITF”) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” Statement of Position (“SOP”) 78-9, “Accounting for Investments in Real Estate Ventures,” Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” and EITF Topic D-46, “Accounting for Limited Partnership Investments.” The Company uses EITF Issue No. 04-5 to evaluate the partnership of each joint venture entity and determine whether control over the partnership, as defined by the EITF, lies with the general partner, or the limited partners, when the limited partners have certain rights. In accordance with EITF 04-5, the Company consolidates an investment when both (i) the Company is the general partner, and (ii) the limited partner interests do not overcome the Company’s presumption of control by having either substantive participating rights, the ability to remove the Company as the general partner or the ability to dissolve the partnership. Under all other potential scenarios, including (i) where the Company holds a general partner interest but the presumption of control by the Company is overcome by the limited partner interests as described in the preceding sentence, and (ii) where the Company holds a limited partner interest in a joint venture, the Company determines the accounting framework to apply to the investments in accordance with the guidance in SOP 78-9, APB No. 18 and EITF Topic D-46. The Company generally uses the equity method to account for investments that are not consolidated, unless its ownership interest is so minor that it has virtually no influence over the partnership’s operating and financial policies. Investments in which the Company has little or no influence are accounted for using the cost method.

Ms. Linda Van Doorn
United States Securities and Exchange Commission
March 30, 2009

In connection with responding to your comment, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2008;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 10-K for the year ended December 31, 2008; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company’s proposed change does not impact the Company’s accounting policy or reported results, but serves to clarify the disclosure of the Company’s accounting practice. Therefore in response to the Staff’s comment, the Company will include this revised disclosure in all future filings with the Commission, beginning with the Company’s Form 10-Q for the quarter ended March 31, 2009.
Please do not hesitate to contact me at (703) 317-4635 if any questions arise concerning the response contained in this letter or any other matters related to the Company’s filings with the Commission.

Very truly yours,
/s/ Thomas J. Sargeant
Thomas J. Sargeant
Chief Financial Officer

Cc:   Bryce Blair, Chairman and Chief Executive Officer
     AvalonBay Communities, Inc.
  Edward M. Schulman, Senior Vice President and General Counsel
     AvalonBay Communities, Inc.